FORM 5 - GRAHAM


             U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.   20549

       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding Company
Act of 1935 or Section 30(f) of the Investment Company Act of
1940

 X   Check here if  no longer subject to Section   16.
     Form 4 or Form 5 obligations may continue.
     See Instruction 1(b)
___  Form 3 Holdings Reported
___  Form 4 Transactions Reported

1.   Name and Address of Reporting Person:
          WILLIAM R. GRAHAM
          7517 Royal Oaks Drive
          McLean  VA   22102
2.   Issuer Name and Ticket or Trading Symbol
          ELECTROSOURCE, INC.      ELSI
3.   IRS or Social Security Number of Reporting Person
(Voluntary)
          ###-##-####
4.   Statement for Month/Year
          Year-end 1998
5.   If Amendment, Date of Original (Month/Year)
          N/A
6. Relationship of Reporting Person to Issuer (Mark all applicable)

     Yes  X    No ___    Director
     Yes ___   No ___    10% Owner
     Yes ___   No ___    Officer (give title below)
     Yes ___   No ___    Other (specify below)

 TABLE I -  Non-Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned

1.   Title of Security (Instruction 3)
          Common Stock, $1.00 par value
2.   Transaction Date (Month/Day/Year)
          N/A
3.   Transaction Code (Instruction 8)
          N/A
4.   Securities Acquired (A) or Disposed of (D) (Instructions 3,
     4 and 5):
     A.   Amount:
     B.   Acquired (A)___     Disposed of (D)____
     C:   Price:
5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instructions 3 and 4):
          300 shares
6.   Ownership Form:  Direct (D) or Indirect (I) (Instruction 4)
          Direct
7.   Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A

   TABLE II - Derivative Securities Acquired, Disposed of, or
                       Beneficially Owned
 (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security (Instruction 3)
          Stock Options
2.   Conversion or Exercise Price of Derivative Security
          $1.6250 per share
3.   Transaction Date (Month/Day/Year)
          June 22, 1998
4.   Transaction Code (Instruction 8)
          A
5.   Number of Derivative Securities Acquired (A) or Disposed of
     (D)   (Instructions 3, 4 and 5):
     A.   Acquired (A):            2,000 shares
     B.   Disposed of (D):
6.   Date of Exercisable and Expiration Date (Month/Day/Year)
     A.   Date Exercisable         July 2, 1998
     B.   Expiration Date          February 20, 1999
7.   Title and Amount of Underlying Securities (Instructions 3
     and 4)
     A.   Title                    Common Stock, $1.00 par value
     B.   Amount or Number of Shares         2,000
8.   Price of Derivative Security (Instruction 5)
          See explanation below.
9. Number of Derivative Securities Beneficially Owned at End of Year (Instruction 4)
          19,000 shares
10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instruction 4):
          Direct
11.  Nature of Indirect Beneficial Ownership (Instruction 4):
          N/A
Explanation of Responses:
     These derivative securities were issued to Dr. Graham at no cost to the recipient under the 1996 Stock Option Plan. Dr. Graham resigned from the Board of Directors effective November 20, 1998 and is no longer a reporting person.

                /s/
          WILLIAM R. GRAHAM
Date:     February 11, 1999